UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

E-House (China) Holdings Limited

(Name of issuer)

Ordinary shares of par value of $0.001 per share

(Title of class of securities)

026852W10

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 026852W10	Page 2 of 5 Pages

(1)	Names of reporting persons Neil Nanpeng Shen
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 5,620,422 ordinary shares. See Item 4.
(6) Shared voting power 0
(7) Sole dispositive power 1,870,422 ordinary shares
(8) Shared dispositive power 3,750,000 ordinary shares. See Item 4.
(9)	Aggregate amount beneficially owned by each reporting person 5,620,422 ordinary shares
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 7.1%
(12)	Type of reporting person (see instructions) IN

Page 3 of 5 Pages

ITEM 1(a).	NAME OF ISSUER:

E-House (China) Holdings Limited

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

17/F, Merchandise Harvest Building (East)

No. 333 North Chengdu Road

Shanghai 200041

People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Neil Nanpeng Shen

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Neil Nanpeng Shen

Suite 2215, Two Pacific Place

88 Queensway Road

Hong Kong

ITEM 2(c).	CITIZENSHIP:

Neil Nanpeng Shen — Hong Kong

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary shares of par value of $0.001 per share

ITEM 2(e).	CUSIP NO.:

26852W10

ITEM 3.	Not applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of par value of $0.001 per share of E-House (China) Holdings Limited (the “Issuer”) by the reporting person is provided as of December 31, 2011:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Neil Nanpeng Shen	5,620,422	7.1%	5,620,422	0	1,870,422	3,750,000

The 5,620,422 ordinary shares of the Issuer beneficially owned by Mr. Neil Nanpeng Shen comprise the following:

(i)	3,750,000 ordinary shares directly held by Smart Create Group Limited (“Smart Create”), a British Virgin Islands company. Mr. Neil Nanpeng Shen controls Smart Create by holding 62.5% of the shares in Smart Create and through voting proxies granted to him by shareholders who collectively own the other 37.5% of the shares in Smart Create;

Page 4 of 5 Pages

(ii)	1,800,423 ordinary shares directly held by Smart Master International Limited, a British Virgin Islands company solely owned and controlled by Mr. Shen;

(iii)	9,999 ordinary shares that Mr. Shen personally held as of December 31, 2011; and

(iv)	60,000 ordinary shares that Mr. Shen has the right to acquire upon exercise of options within 60 days after December 31, 2011.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Shen may be deemed to beneficially own a total of 5,620,422 ordinary shares of the Issuer. Mr. Shen disclaims beneficial ownership of the ordinary shares owned by Smart Create except to the extent of his pecuniary interest therein.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2012

Neil Nanpeng Shen	/s/ Neil Nanpeng Shen
Neil Nanpeng Shen